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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                             SCHEDULE 14D-1/A

                             (AMENDMENT NO. 1)
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                              SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                           SUN COAST INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                           SAFFRON ACQUISITION CORP.
                                KERR GROUP, INC.
                                   (BIDDERS)

                               ----------------

    COMMON STOCK, PAR VALUE $.01 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   866670201
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              GILBERT H. LAMPHERE
                                   PRESIDENT
                           SAFFRON ACQUISITION CORP.
                           C/O FREMONT PARTNERS, L.P.
                               50 FREMONT STREET
                                   SUITE 3700
                        SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 284-8500
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:
                              KENTON J. KING, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR EMBARCADERO CENTER, SUITE 3800
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 984-6400

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                                 TENDER OFFER




  This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1/13D (the "Schedule 14D-1/13D") filed with the Securities and Exchange Commission on February 3, 1998 by Saffron Acquisition Corp. (the "Purchaser") and Kerr Group, Inc. ("Parent"), relating to the offer by the Purchaser to purchase all of the outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock") of Sun Coast Industries, Inc., a Delaware corporation (the "Company") at $10.75 per Share, net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 3, 1998 (the "Offer to Purchase"), a copy of which is attached to the Schedule 14D-1/13D as Exhibit (a)(1), and the related Letter of Transmittal, a copy of which is attached to the Schedule 14D-1/13D as Exhibit (a)(2). This filing also constitutes Amendment No. 1 to the
Schedule 13D originally filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of the Purchaser, Parent, Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  Item (b) The information set forth in "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" is hereby amended by replacing the final paragraph appearing on page 16 in its entirety with the following:

  On November 7, 1997, Mr. Lamphere called Mr. Ireland and told him that he was submitting a letter dated November 5, 1997 indicating Fremont Partners' serious interest in structuring an acquisition of the Company by Parent for $8.50 per share in cash, and outlining a proposed time schedule, but only if this met with the approval of the Company's Board of Directors.

ITEM. 10. ADDITIONAL INFORMATION.

  Items (b)-(c) The information set forth in "Section 14--Conditions of the Offer" of the Offer to Purchase is hereby amended by replacing subparts (ii) and (iii) with the following:

  (ii) the Minimum Condition has not been satisfied prior to the Expiration Date, or (iii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following conditions exists:

  Items (b)-(c) The information set forth in "Section 15--Certain Legal Matters" is hereby amended by adding the following new paragraph to the end of the subsection entitled "Antitrust" contained therein:

  On February 25, 1998, the FTC granted Parent early termination of the waiting period under the HSR Act.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

  Item 11 is hereby amended and supplemented by adding the following Exhibit:

  (a)(10) Press Release issued by the Company, dated February 26, 1998.


                                       1
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 1998

                                          Saffron Acquisition Corp.

                                             /s/ Gilbert H. Lamphere
                                          By: _________________________________
                                             Gilbert H. Lamphere
                                             President

                                       2
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 1998

                                          Kerr Group, Inc.

                                             /s/ Gilbert H. Lamphere
                                          By: _________________________________
                                             Gilbert H. Lamphere
                                             Chairman of the Board of
                                             Directors

                                       3
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 1998

                                          Fremont Partners, L.P.

                                          By: FP Advisors, L.L.C., its general
                                              partner

                                             By: Fremont Group, L.L.C., its
                                                 managing member

                                                By: Fremont Investors, Inc.,
                                                    its manager


                                                    By: /s/ R. S. Kopf
                                                       ________________________
                                                       Name:  R. S. Kopf
                                                       Title: Managing
                                                              Director, General
                                                              Counsel and
                                                              Secretary

                                       4
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 1998

                                          FP Advisors, L.L.C.

                                          By: Fremont Group, L.L.C., its
                                              managing member

                                             By: Fremont Investors, Inc., its
                                                 manager


                                          By: /s/ R. S. Kopf
                                             _________________________________
                                             Name:  R. S. Kopf
                                             Title: Managing Director,General
                                                    Counseland Secretary

                                       5
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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 1998

                                          Fremont Group, L.L.C.

                                          By: Fremont Investors, Inc., its
                                              manager


                                          By: /s/ R. S. Kopf
                                             _________________________________
                                             Name:  R. S. Kopf
                                             Title: Managing Director,General
                                                    Counsel and Secretary

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 1998

                                          Fremont Investors, Inc.


                                          By: /s/ R. S. Kopf
                                             _________________________________
                                             Name:  R. S. Kopf
                                             Title: Managing Director,General
                                                    Counsel and Secretary

                                       7
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                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                  EXHIBIT
 -------                                 -------
 (a)(1)  Offer to Purchase, dated February 3, 1998.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Letter for use by Brokers, Dealers, Banks, Trust Companies and
         Nominees to their Clients.
 (a)(4)  Letter to Clients.
 (a)(5)  Notice of Guaranteed Delivery.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(7)  Press Release jointly issued by Parent and the Company, dated January
         28, 1998.
 (a)(8)  Form of Summary Advertisement, dated February 3, 1998.
 (a)(9)  Fairness Opinion of Stephens Inc., dated January 27, 1998.
 (a)(10) Press Release issued by the Company, dated February 26, 1998.
 (c)(1)  Agreement and Plan of Merger, dated as of January 28, 1998, by and among Parent, the Purchaser and the Company.
 (c)(2)  Company Option Agreement, dated January 28, 1998, by and among Parent, the Purchaser and the Company.
 (c)(3)  Stockholder Agreement, dated January 28, 1998, by and among Parent, the Purchaser and James M. Hoak, Jr.
 (c)(4)  Guarantee, dated January 28, 1998, by and between the Company and
         Fremont Partners, L.P.
 (c)(5)  Confidentiality Agreement, dated November 14, 1997, by and between
         Fremont Partners, L.P. and the Company.
 (c)(6)  Confidentiality Agreement, dated January 8, 1998, by and among Fremont
         Partners, L.P., Parent and the Company.
 (d)     None.
 (e)     Not applicable.
 (f)     None.